[THINKPATH INC. LOGO OMITTED]                                     THINKPATH INC.
                                                             201 Westcreek Blvd.
                                                               Brampton, Ontario
                                                                  L6T 5S6 Canada
                                                               TEL: 905-460-3040
                                                               FAX: 905-460-3050


July 11, 2005

Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Fax (202) 772-9210


Re:   Thinkpath Inc.
      Form 10-KSB:  For the fiscal Year Ended December 31, 2004
      Filed April 15, 2005-06-14
      Form 10-QSB:  For the Quarterly Period Ended March 31, 2005
      Filed May 23, 2005
      Your File No.     0011-14813

Dear Sirs:

We are in receipt of your comment letter dated June 1, 2005 concerning Thinkpath Inc. ("the Company"), and hereby respond as follows (we have numbered our responses to coincide with your comments):

1. The Company believes that contract milestones are an appropriate measure of progress on its fixed price contracts as the milestones are clearly defined as specific tasks or deliverables within the project scope as presented to and accepted by the client at the beginning of the project.

         Once the deliverable or milestone is completed, a progress report is given to the client which details the work performed to date and the compensation for those services. The client acknowledges their acceptance of this deliverable and authorizes the Company to remit its milestone billing.

         The Company utilizes a job cost system which contains a budgetary module to set out the full scope of the project, the specific individual tasks involved and estimates the total number of fully burdened labour hours required to complete these tasks as well as any supplies, materials or subcontractor fees.

         Based on this estimate, the Company determines the costs to be incurred and efforts to be expended at the completion of each deliverable and establishes a corresponding contractual billing cycle. Actual costs are tracked daily in the job cost system by both project and individual task so that the Company can determine at each milestone the percentage of completion. This percentage of completion co-relates to the contractual billings as the actual costs incurred at each milestone do not differ materially from the estimated costs used in the budgetary process which determined the revenue to be recognized at each milestone.

[THINKPATH INC. LOGO OMITTED]                                     THINKPATH INC.
                                                             201 Westcreek Blvd.
                                                               Brampton, Ontario
                                                                  L6T 5S6 Canada
                                                               TEL: 905-460-3040
                                                               FAX: 905-460-3050



The portion of total revenue earned is determined by the application of Alternative B, paragraph 81 of SOP 81-1.

2. The Company has not had to apply paragraph 85 of SOP 81-1 that requires a provision for anticipated losses on contracts to be recorded in the period in which the loss becomes evident, as the Company has not entered into any contracts in which losses have occurred.

The Company recognizes that its disclosure of its revenue recognition policy should be enhanced and proposes to revise its disclosure in future filings as follows:

                  The Company recognizes revenue under engineering service contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collection of the contract price is considered probable and can be reasonably estimated. Revenue is earned under time-and-materials or fixed-price contracts.

                  The Company recognizes revenue on time-and-materials contracts to the extent of billable rates times hours delivered, plus expenses incurred. For fixed price contracts within the scope of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1), revenue is recognized on the percentage of completion method using costs incurred in relation to total estimated costs or upon delivery of specific products or services, as appropriate. The Company records provisions for estimated losses on uncompleted contracts in the period in which those losses are identified. The Company considers performance-based fees under any contract type to be earned only when it can demonstrate acceptance of a specific performance goal or it receives contractual notification from a customer that the services were satisfactorily performed . In all cases, the Company recognizes revenue only when pervasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collection is reasonably assured.

                  Contract revenue recognition inherently involves estimation. From time to time, facts develop that requires the Company to revise the total estimated costs or revenues expected. In most cases, these changes relate to changes in the contractual scope of the work, and do not significantly impact the expected profit rate on a contract. The Company records the cumulative effects of any revisions to the estimated total costs and revenues in the period in which the facts become known.

[THINKPATH INC. LOGO OMITTED]                                     THINKPATH INC.
                                                             201 Westcreek Blvd.
                                                               Brampton, Ontario
                                                                  L6T 5S6 Canada
                                                               TEL: 905-460-3040
                                                               FAX: 905-460-3050



3. When the Company wrote off its remaining investment of $45,668 in Digital Cement at December 31, 2004, it left the previous adjustments to fair value of $161,450 and $300,747 in other comprehensive income. These prior adjustments should have also been recorded as losses at the date of transfer and reflected in the statement of operations at December 31, 2004. The details of the accumulated other comprehensive income account at December 31, 2004 were as follows:

         Foreign currency translation                             $   (940,764)
         Adjustment to market value - Digital Cement                  (462,197)
         Adjustment to market value - Conexys                           76,548
                                                                  ------------
                                                                   $(1,326,413)
                                                                   ===========


4. At December 31, 2004, the Company completed the SFAS No. 142 impairment test (attached hereto as Schedule A) and concluded that there was no impairment of recorded goodwill because the fair value of its reporting unit exceeded the carrying amount of goodwill. In accordance with paragraphs 19 and 20 of SFAS No. 142, the Company compared the fair value of the engineering reporting unit with its carrying amount, including goodwill. The fair value was determined using the present value technique based on certain key assumptions. As the fair value of the engineering unit exceeded its carrying amount, the goodwill was considered not to be impaired and the second step of the impairment test was unnecessary. However, the Company proceeded with the second step of the goodwill impairment test and compared the implied fair value of the engineering unit's goodwill with the carrying value of that goodwill. The implied fair value of the engineering unit's goodwill was estimated by allocating the fair value of the unit to all of the assets and liabilities of that unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities was the implied fair value of goodwill. As the carrying amount of the engineering unit's goodwill did not exceed the implied fair value of that goodwill, no impairment loss was recognized.

         The fair value of the engineering unit at December 31, 2004 was $8,966,470 which exceeded the Company's market capitalization of $1,360,246. The Company believes that the significant difference between its market capitalization and the fair value of the engineering unit is related to the Company's "corporate" or parent company's operations and the many liabilities it has assumed from discontinued reporting units (Information Technology, Technology, Training) of which the related goodwill has been written off. Further, the Company believes that its market capitalization has been negatively impacted by the issuance of convertible debentures and the related dilution of its common stock. The convertible debentures were sold by the Company primarily to raise capital to settle the various debt obligations and legal claims related to its discontinued operations and not the engineering reporting unit.

         As per paragraph 23 of SFAS No. 142, the Company does not feel that the market capitalization of the Company as a whole is representative of the fair value of the engineering reporting unit in light of the parent company's debt obligations related to its discontinued operations.

5. In accordance with SFAS 121, the impairment of the IT Documentation unit's goodwill resulted in the write down of all of its goodwill in the amount of $2,762,718 in 2001.

[THINKPATH INC. LOGO OMITTED]                                     THINKPATH INC.
                                                             201 Westcreek Blvd.
                                                               Brampton, Ontario
                                                                  L6T 5S6 Canada
                                                               TEL: 905-460-3040
                                                               FAX: 905-460-3050


6. The convertible debenture documents issued by the Company do not specify a stated redemption date. In the absence of a stated redemption date, the Company believed that it was prudent to record a beneficial conversion feature as an expense immediately, consistent with EITF 98-5.

7. The calculated beneficial conversion feature was recorded without reference to paragraph 6 of EITF 98-5. That is, the Company did not limit the value of this feature to the amount of proceeds allocated to the convertible instrument. The reference material used to assist the Company in determining the proper accounting treatment for the convertible debentures did not indicate that the value of the calculated beneficial conversion feature should be limited. In both 2003 and 2004, the beneficial conversion feature recorded as interest expense exceeded the amount of the proceeds allocated to the convertible instrument (Attached hereto as Schedule B).

         The Company valued the warrants and prorated the amount to the warrants based on the proportion of the warrant fair market value over the total of the warrants and the debt principal amount (Attached hereto as Schedule C). The amount allocated to the debt then became the basis for evaluating the embedded beneficial conversion feature as required by EITF 00-27 paragraph 5. As per paragraph 5 of EITF 00-27, the Company used the effective conversion price based on the proceeds received for or allocated to the convertible instrument to compute the intrinsic value of the embedded conversion option. The proceeds received were first allocated to the convertible instrument and the detachable warrants on a relative fair value basis. Then, the Issue 98-5 model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion option.

         In accordance with paragraph 8 of EITF 98-5, the discount resulting from allocation of proceeds to the beneficial conversion feature was recognized as interest expense over the minimum period from the date of issuance to the date at which the debt holder can realize that return. In the Company's circumstances as the debt could be immediately converted to shares, the full amount of the beneficial conversion feature was expensed.


8. Neither Roger Walters nor Denise Dunne-Fushi are related parties as defined in SFAS. No. 57. The Company had loans outstanding to Roger Walters to Denise Dunne-Fushi since September 1999 and April 2000 respectively. These loans were subordinated to the Company's senior lenders and as a result of the Company's negative working capital and defaults on it senior loans, payments had not been made to either party on a regular basis for a couple of years. Although the loan agreements with each party allowed for them to enforce their security interests in the event of default, it was understood by all parties that no proceeds would be realized in the event of a bankruptcy or liquidation. As part of the Company's debt restructuring that occurred in November 2004, both parties were unwilling to agree to revised long-term payment schedules and opted instead, to receive one time discounted cash payments.

9. As disclosed in Note 19. Earnings Per Share and Note 2(i). Summary of Significant Accounting Policies, the Company does not include the outstanding warrants in its basic earnings per share.

[THINKPATH INC. LOGO OMITTED]                                     THINKPATH INC.
                                                             201 Westcreek Blvd.
                                                               Brampton, Ontario
                                                                  L6T 5S6 Canada
                                                               TEL: 905-460-3040
                                                               FAX: 905-460-3050



We trust these responses and the attached materials address the comments raised in your review of our filings. Please do not hesitate to contact the undersigned if you require clarification or additional materials.

In submitting this response, we acknowledge the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


Yours truly,



Kelly L. Hankinson
Chief Financial Officer
Thinkpath Inc.
Tel (905) 460-3042
Fax (905) 460-3050





Schedule "A"
ENGINEERING UNIT GOODWILL IMPAIRMENT ANALYSIS*                                                              F              G
                                                                           D = (A x 7%)   E = (B-C-D)
                       A                   B                        C           D             E             40%            20%
                    Remaining   Gross   Remaining     Branch     Costs to                    Base          Upper          Lower
 Active              Contract   Profit    Gross      Overhead    Maintain    Corporate     Estimated       Range          Range
Contracts             Value      2004     Profit       2004     Contracts    Overhead       Cashflow      Cashflow       Cashflow
---------             -----      ----     ------       ----     ---------    --------       --------      --------       --------
DETROIT            $ 7,895,305    39%   $ 3,079,169     35%   $ 1,077,709   $   552,671   $ 1,448,788    $ 2,028,304    $ 1,159,031
COLUMBUS           $ 2,425,159    37%   $   897,309     26%   $   233,300   $   169,761   $   494,247    $   691,946    $   395,398
CINCINNATI         $   907,520    23%   $   208,729     78%   $   162,809   $    63,526   $   (17,606)   $   (24,648)   $   (14,085)
DAYTON             $ 5,267,117    31%   $ 1,632,806     54%   $   881,715   $   368,698   $   382,393    $   535,350    $   305,914
SOUTHEAST REGION   $   452,072    27%   $   122,059     55%   $    67,133   $    31,645   $    23,282    $    32,594    $    18,625

                   $16,947,172    31%   $ 5,940,073     50%   $ 2,422,666   $ 1,186,302   $ 2,331,104    $ 3,263,546    $ 1,864,883

Probability of occurrence                                                                      60%           20%            20%

                                                                                          $ 1,398,663    $   652,709    $   372,977
                                                                                          -----------    -----------    -----------

Assumed Cashflow (E+F+G)                                                                                                $ 2,424,348

Riskless Interest Rate                                                                                                         3.21%

Present Value                                                                                                           $ 8,966,470
                                                                                                                                   H
                                                                                                                        ===========

Carrying Value of Engineering Unit                                                                                      $ 4,989,937

Impairment (if negative)                                                                                                $ 3,976,534
                                                                                                                  FMV Carrying Value



KEY ASSUMPTIONS
*                                Based on expected cashflow approach.
A - Remaining Contract Value     Based on current order book including contracts
                                 and purchase orders
B - Remaining Gross Profit       Based on 12 month actual GP for each branch
                                 office
C - Costs to Maintain Contracts  Based on 12 month actual branch overheads for each individual office
D - Corporate Overhead           Based on actual allocation of 7% of revenue per
                                 branch which covers accounting and IT support
                                 for US operations.
E - Base Estimated Cashflow      Annual Contract Value less GP less Costs and
                                 Overheads; assumes 60% probability of base
                                 cashflow based on current market conditions and
                                 strong economic outlook for the industries that
                                 Thinkpath US (CadCam) services including
                                 medical, defense and aerospace. It is also
                                 highly probable that these contracts will be
                                 renewed past their current end dates based on
                                 historic contract renewals (range betweem 12 to
                                 60 months)
F - Upper Range Cashflow         Assumes a 40% improvement over base cashflow.
                                 This would require that existing contracts be
                                 maintained and new contracts representing
                                 approximately $3.4m be added. Assumes a 20%
                                 probability of occurrence based on historic win
                                 rate of 20% of existing sales pipeline and
                                 outstanding bid opportunities. Assumes a 20%
                                 reduction of base cashflow. This would require
                                 the early cancellation of approximately $3.4m
                                 in contracts.
G - Lower Range Cashflow         Assumes only a 20% probability of occurrence as
                                 it is not very likely that contracts would be
                                 terminated early based on current market
                                 conditions. Even if some contracts were
                                 cancelled, it is highly likely that they would
                                 be replaced by new wins and that other
                                 contracts would be extended.
H - NPV                          Based on 3-yr Riskless Interest Rate of 3.21%
                                 as listed by the Federal Reserve Bank at
                                 12/31/04; Calculated over 4 years, based on
                                 typical valuation of engineering firms at 4-6
                                 times earnings.
I - Carrying Value               Loan Payable Thinkpath for MTP    $ 4,035,000
                                                Paid in Capital    $ 3,500,000
                                            Original Investment    $ 5,518,000
                                              Intercompany Loan    $    --
                                                                   -----------
                                                 Net Investment    $ 13,053,000
                                                Less Deficiency    $ (6,735,610)
                                        Less Amortization of GW    $   (535,000)   Assets                2,569,117
                                                                   $  5,782,390    Liabilities          (1,327,993)
                                            Less Net Deficiency    $   (792,453)   Goodwill              3,748,813
                                                                                                       -----------
                                                 Carrying Value    $  4,989,937       Carrying Value   $ 4,989,937
                                                                   ------------                        -----------
CONCLUSION:


Step 2

         Assets                                  BV          FMV Increments
             Current                       $ 2,279,509.53      $      --        $ 2,279,509.53
             Fixed                         $   228,045.14      $      --        $   228,045.14
             Additional Capital Assets     $      --           $ 652,500.00     $   652,500.00
             Contracts                     $      --           $ 582,776.08     $   582,776.08
             Customer List                 $      --           $ 500,000.00     $   500,000.00
                                           --------------      ------------     --------------
                                                                                $ 4,242,831

             Liabilities                   $(1,327,993.05)     $     --         $(1,327,993)

             FMV Net Assets                                                     $ 2,914,838

             FMV Calculation (Purchase Price)                                   $ 8,966,470

             Implied Goodwill                                                   $ 6,051,633

             Carrying Value                                                     $ 4,989,937

             Writedown required if positive                                     $ (1,061,696) no impairment
                                                                                ============







SCHEDULE "B"
CONVERTIBLE DEBENTURES ISSUED DURING 2004
31-DEC-04




Investor:                               Tazbaz 5         Bristol 7       Tazbaz 6        Bristol 8        Tazbaz 7
Issue Date:                             8-Jan-04         25-Mar-04       29-Mar-04       20-May-04        24-May-05
-----------                             --------         ---------       ---------       ---------        ---------

Principal:                          $       25,000   $      350,000   $      100,000   $      150,000   $      100,000

Allocate to Warrants:               $        2,778   $      253,001   $       68,963   $      113,192   $       73,871
Allocate to Debenturess:            $       22,222   $       96,999   $       31,037   $       36,808   $       26,129

Most Beneficial Conversion Price:   $      0.00115   $      0.00050   $      0.00045   $      0.00040   $      0.00040

Stock Price @ Issue Date            $       0.0023   $       0.0010   $       0.0009   $       0.0008   $       0.0008

# of Shares on Conversion               21,739,130      700,000,000      222,222,222      375,000,000      250,000,000

Effective Conversion Price          $  0.001022212   $  0.000138570   $  0.000139667   $  0.000098155   $  0.000104516
                                    ----------------------------------------------------------------------------------

Beneficial Conversion on Issue      $       27,778   $      603,001   $      168,963   $      263,192   $      173,871
                                    ==================================================================================









                                      Bristol 8         Tazbaz 8         Bristol 10        Alpha 6         Tazbaz 9
                                      18-Jun-04         18-Jun-04        12-Nov-04        12-Nov-04        12-Nov-04
                                      ---------         ---------        ---------        ---------        ---------

Principal:                          $      250,000   $      200,000   $      312,500   $      312,500   $      250,000

Allocate to Warrants:               $      202,231   $      157,068   $      169,290   $      154,781   $      123,825
Allocate to Debenturess:            $       47,769   $       42,932   $      143,210   $      157,719   $      126,175

Most Beneficial Conversion Price:   $      0.00050   $      0.00050   $      0.00016   $      0.00016   $      0.00016

Stock Price @ Issue Date            $       0.0010   $       0.0010   $       0.0002   $       0.0002   $       0.0002

# of Shares on Conversion              500,000,000      400,000,000    1,953,125,000    1,953,125,000    1,562,500,000

Effective Conversion Price          $  0.000095538   $  0.000107330   $  0.000073324   $  0.000080752   $  0.000080752
                                    ----------------------------------------------------------------------------------
Beneficial Conversion on Issue      $      452,231   $      357,068   $      247,414   $      232,906   $      186,235
                                    ==================================================================================




Schedule "C"
Allocation of Fair Market Value Between Debentures and Warrants
31-Dec-04

-----------------------------------------------------------------------------------------------------------------------
                   TOTAL           ESTIMATED FAIR MARKET VALUE                    VALUE ATTRIBUTED     VALUE ATTRIBUTED
   DATE           RECEIVED        DEBENTURE          WARRANTS*         TOTAL        TO WARRANTS         TO DEBENTURES
-----------------------------------------------------------------------------------------------------------------------
  1/8/2004       $ 25,000         $ 25,000           $ 3,126         $ 28,126           $ 2,778            $ 22,222
--------------------------------------------------------------------------------------------------------------------
 3/25/2004      $ 350,000        $ 350,000         $ 912,894      $ 1,262,894         $ 253,001            $ 96,999
--------------------------------------------------------------------------------------------------------------------
 3/29/2004      $ 100,000        $ 100,000         $ 222,201        $ 322,201          $ 68,963            $ 31,037
--------------------------------------------------------------------------------------------------------------------
 5/20/2004      $ 150,000        $ 150,000         $ 461,282        $ 611,282         $ 113,192            $ 36,808
--------------------------------------------------------------------------------------------------------------------
 5/24/2004      $ 100,000        $ 100,000         $ 282,711        $ 382,711          $ 73,871            $ 26,129
--------------------------------------------------------------------------------------------------------------------
 6/18/2004      $ 250,000        $ 250,000       $ 1,058,372      $ 1,308,372         $ 202,231            $ 47,769
--------------------------------------------------------------------------------------------------------------------
 6/18/2004      $ 200,000        $ 200,000         $ 731,714        $ 931,714         $ 157,068            $ 42,932
--------------------------------------------------------------------------------------------------------------------
11/12/2004      $ 312,500        $ 312,500         $ 369,408        $ 681,908         $ 169,290           $ 143,210
--------------------------------------------------------------------------------------------------------------------
11/12/2004      $ 312,500        $ 312,500         $ 306,678        $ 619,178         $ 154,781           $ 157,719
--------------------------------------------------------------------------------------------------------------------
11/12/2004      $ 250,000        $ 250,000         $ 245,343        $ 495,343         $ 123,825           $ 126,175
--------------------------------------------------------------------------------------------------------------------
                                                                                    $ 1,319,000           $ 731,000
                                                                                    ================================
                                                                * Per Black Scholes
